UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell delivering a competitive and innovative strategy

The Hague, 31st January 2013. In an update with investors today, Shell CEO Peter
Voser said the company is delivering on its strategy and he reiterated growth plans while spelling out strategic priorities.
“With the first year of our 2012-2015 growth targets completed, Shell is on track for plans we set out in early 2012, despite headwinds last year,” said
Voser. “Shell is competitive and innovative. We are delivering a strategy that others can’t easily repeat, with unique skills in technology and integration and a worldwide set of opportunities for new investment”.
Although the economic outlook remains uncertain for some of Shell’s key markets,
Voser said the prospects for long-term growth in global energy demand remained unchanged, driven by rising world population and improving standards of living in developing countries.  “Meeting this demand growth with clean and affordable energy is a formidable challenge for our industry and it is a major opportunity for Shell,” he said.
He confirmed Shell’s growth agenda, which aims to deliver $175-$200 billion of total cash flow from operations for 2012-2015, a net capital spending programme of $120-$130 billion, and a competitive dividend for shareholders .
Shell’s efforts to expand its pipeline of potential energy projects are paying off, said Voser. “Our drive to increase our options for future projects means that we are more constrained by limits on capital than by limits on opportunities,” he said. “This allows us to prioritise the most attractive opportunities, and reconfigure or exit from less attractive ones.”
Voser said Shell will continue to maintain its investment programme through the economic cycle. “We make long-term decisions on capital allocation and growth choices, and we look through short-term market volatility,” he said. “As our cash flow momentum builds we expect to increase our dividends for shareholders in measured, affordable steps. There is more to come from Shell.”

Key operational milestones in 2012:
• We continued to focus on safe and reliable operations in all of our activities.
• Cash flow from operations (CFFO) of $46 billion, net capital investment of $30 billion, dividends announced of $11 billion.
• New start-ups in 2010-12 added $ 6 billion of cash flow and 600 thousand barrels of oil equivalent per day (boe/d) of production in 2012, around 10% and
20% of the company’s totals. There is more growth to come from these assets.
• Exploration, appraisal and commercial activities in 2012 added ~4 billion barrels of oil equivalent (boe) of potential new resources, comprising 1.5 billion boe in conventional basins, and 2.5 billion boe in resources plays, underpinning Shell’s longer-term growth plans.
• Rigorous portfolio management continues, with $7 billion of exits from non-core positions and strategic partnering, and $5 billion in acquisitions in
2012. Divestments in the last 3 years totalled $21 billion, or around 10% of capital employed, and acquisitions were $17 billion.

Outlook for 2013 and beyond
Voser said Shell will continue the strategic drive to grow its upstream businesses, with ongoing selective investment in downstream.
At the end of 2012, the company had 12.4 billion boe of resources on stream, averaging 3.4 million boe/d of production, and 20 billion boe of resources potential in our active development funnel. Total resources in these two categories represent 26 years of current production.
Shell has ~30 new projects under construction, which should unlock 7 billion barrels of resources, and drive continued financial and production growth.
Upstream start-ups in 2010-15 are expected to add some $15 billion of cash flow in 2015, in a $100 oil price scenario. Some 50% of our 2013 capital investment will contribute to cash flow by 2015.
Oil & gas production is expected to average ~4 million boe/d in 2017-2018 compared to 3.3 million boe/d in 2012. Shell’s strategy in upstream is designed to drive financial growth, irrespective of production entitlement, with production growth regarded as a long term proxy for financial growth.
Shell expects to announce a dividend of $0.45 per share for the first quarter of
2013, a 4.7% increase over the fourth quarter of 2012 and year-ago levels.
Shell is allocating capital according to specific strategic themes, with unique technology, fiscal and market characteristics, and executing a global portfolio strategy. By looking at strategy through this thematic lens, Shell can allocate capital and technology most effectively in each play.
• For 2013, we expect $33 billion of net capital investment. Organic capital investment in 2013 is expected to be $34 billion, with a further $2 billion for previously-announced acquisitions, and some $3 billion of asset sales.
• Capital allocation, including exploration, will follow a similar pattern to
2012, with investment directed to Shell’s distinct strategic themes.
o $12 billion in upstream and downstream engines – the mature, cash-generative businesses in Shell, plus corporate.
o Some $18 billion directed at growth priorities, in integrated gas, deep water and resources plays, allocated evenly between these three.
o Future opportunities, such as Nigeria onshore, Kazakhstan, Iraq, the Arctic and heavy oil will see some $4 billion of total spending in 2013.
o The increased spending from 2012-13 will be driven by higher investment in deep water and upstream engines, reflecting Shell’s project flow, and an increase in core exploration spending from $6.4 to $7 billion, allocated to
Shell’s strategic themes. The 2013 capital investment programme includes an increase of some $1 billion for non-cash capitalized leases, predominantly in deep water growth projects.
o Exploration drilling activity will step up in 2013-14. Shell expects to drill over 40 high-potential wells in 18 conventional basins, and test 10 key resources plays for tight gas and liquids-rich shales.

CAUTIONARY STATEMENT
Reserves: Our use of the term “reserves” in this presentation means SEC proved oil and gas reserves.
Resources:  Our use of the term “resources” in this presentation includes quantities of oil and gas not yet classified as SEC proved oil and gas reserves.
 Resources are consistent with the Society of Petroleum Engineers 2P and 2C definitions.
Organic: Our use of the term Organic includes SEC proved oil and gas reserves excluding changes resulting from acquisitions, divestments and year-average pricing impact.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2011
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward looking statement speaks only as of the date of this announcement, 31 January 2013. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.
Shell may have used certain terms, such as resources, in this announcement that the SEC strictly prohibits Shell from including in its filings with the SEC.
U.S. investors are urged to consider closely the disclosure in Shell's Form
20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

January 31, 2013

Contacts:
-              Investor Relations International  + 31 (0) 70 377 4540;  North
America +1 713 241 1042
-              Media International:  +44 (0) 207 934 5550;  USA  +1 713 241 4544

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 31 January 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary